

October 31, 2014

<u>Via E-mail</u>
Mr. Joe Bedewi
Corporate Vice President and Chief Financial Officer
Lattice Semiconductor Corporation
555 NE Moore Court
Hillsboro, OR 97124

      RE: **Lattice Semiconductor Corporation**
                Form 10-K for Fiscal Year Ended December 28, 2013
                Filed March 11, 2014
                File No. 000-18032

Dear Mr. Bedewi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 28, 2013</u>

<u>General</u>

1.   You state on pages 11 and 16 that Samsung Electronics Co. Ltd. accounted for 22% of your total revenue in 2013. We are aware of publicly-available information indicating that Samsung Electronics Co., Ltd. operates in Sudan and Syria, countries which are designated as state sponsors of terrorism by the State

Department and are subject to U.S. economic sanctions and export controls. Please tell us whether Samsung Electronics Co., Ltd., or any distributor, OEM customer, or any other party has provided your products, technology, and related services to Sudan and Syria.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 40

2.   We note your disclosures here about your foreign currency exchange rate risk. Please revise future filings to provide quantitative disclosure in accordance with one of the three disclosure alternatives set forth in Item 303(A)(5) of Regulation S-K.

Exhibits 31.1 and 31.2

3.   We note your Section 302 certifications filed as Exhibits 31.1 and 31.2 incorrectly refer to the Quarterly Report on Form 10-Q. Please file an amendment to your Form 10-K that includes the entire document and provides correct certifications in accordance with Item 601(B)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Joe Bedewi
Lattice Semiconductor Corporation
October 31, 2014
Page 3

You may contact Dennis Hult at (202) 551-3618 or me at (202) 551-3643 if you have any questions regarding comments on the financial statements. Please contact Brian Soares, Staff Attorney, at (202) 551-3580 with any other questions. You may also contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief